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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____March 2004____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated March 3, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: March 3, 2004	Signed: /s/ Simon Ridgway President and Director

                PILAGOLD

RADIUS

INC.

EXPLORATIONS LTD.

NR 2004-04

NR 2004-02

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

NEW RELEASE

March 3, 2004

Radius and PilaGold Announce Merger

Radius Explorations Ltd. (RDU) and PilaGold Inc. (PRI) announce today that they have entered into an agreement whereby Radius and PilaGold will combine their respective businesses.  Management believes this transaction offers significant benefits to both companies and their respective shareholders.  The technical and financial strengths of the combined companies will create a first rank exploration group, focused on gold in Central America.

The combination will be completed through the acquisition by Radius Explorations Ltd. of all of the common shares of PilaGold under a plan of arrangement.  Under the terms of the arrangement, each PilaGold shareholder will be entitled to receive 1 common share of Radius for every 2.25 PilaGold shares held.

The combination of the businesses will have the following advantages to the shareholders of both companies:

•

The consolidation of the landholdings in Nicaragua will result in a formidable exploration entity in the most prospective country in the region.

•

The reduction of administrative and regulatory compliance costs.

•

The formation of a focused and dedicated management team and the elimination of any perceived conflicts of interest.

The resulting entity will be named Radius Gold Inc.  The board of directors of Radius Gold will be a combination of the existing Radius and PilaGold directors, with Simon Ridgway remaining as President and CEO of the resulting entity.

Upon the completion of the arrangement, shareholders of PilaGold will receive in total approximately 10,284,452 shares of Radius Gold Inc. representing 20.6% of the total 50,055,944 shares of Radius Gold that will then be outstanding.  The cash position of Radius Gold will increase to over $20,000,000 with exploration permits over 1.2 million hectares in Central America.

The above transaction is subject to a number of customary conditions, including the finalization of formal documentation, receipt by the board of directors of both Radius and PilaGold of a fairness opinion regarding the transaction, court approval, regulatory approval, and approval of the shareholders of both companies.  Both Radius and PilaGold anticipate holding shareholder meetings at the beginning of May.

An information package regarding this transaction will be included in the notice of meeting material that will be mailed to the shareholders of both companies.

For further information on Radius or PilaGold, please call toll free 1-888-627-9378 or visit our web sites at www.radiusgold.com and www.pilagold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILAGOLD INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

23.1 million

Shares Issued:

39.7 million